EXHIBIT 2

FOURTH QUARTER 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

February 9, 2005

The following Management’s Discussion and Analysis (MD&A) contained in this interim report updates our annual MD&A included in our 2003 Annual Report to Shareholders, to which readers are referred. No update is provided where an item is not material or there has been no material change from the discussion in our annual MD&A.

OVERVIEW OF CONSOLIDATED FINANCIAL HIGHLIGHTS

Net Earnings

Agrium’s fourth quarter consolidated net earnings were $102-million, up $211-million from the $109-million net loss reported for the same quarter of 2003. Diluted earnings per share were $0.71 compared to a loss of $0.89 for the same quarter last year. While earnings continue to benefit from the tight supply and demand fertilizer market fundamentals, our fourth quarter results were improved by the recognition of liquidated damages in the quarter under the Arbitration Panel award and a $36-million gain recognized from the settlement of litigation, both related to our Kenai, Alaska nitrogen facility.

The Kenai litigation settlement resolved our long-standing dispute with Union Oil Company of California (Unocal) over obligations under the Purchase and Sales Agreement, associated Earn-out obligations and gas supply issues. The settlement agreement establishes a definitive gas supply obligation from Unocal to the Kenai facility up until October 31, 2005. Agrium intends to close the Kenai facility in November of 2005 unless alternate economic gas supplies can be obtained.

For the year, consolidated net earnings were $276-million, or $1.91 diluted earnings per share. This is a $297-million improvement over the prior year consolidated net loss of $21-million or $0.25 diluted loss per share. The 2003 year included a $140-million after-tax asset impairment on our Kenai operations, while the 2004 results included $86-million ($52-million after-tax) Kenai award and settlement. Excluding all Kenai related items in both years, net earnings would have been $224-million, or $1.56 diluted earnings per share in 2004 compared to $119-million, or $0.82 diluted earnings per share in 2003.

The growth in both quarterly and full year net earnings is largely attributed to Wholesale operations in both North and South America, which have benefited from the tight supply and demand fertilizer market fundamentals.

Cash Provided by Operating Activities

Operating activities provided cash of $191-million in the fourth quarter of 2004 compared $70-million for the same quarter of 2003. The increase of $121-million is due to improved earnings and the Kenai award and settlement.

Financial Position

Cash balances increased $225-million to end the year at $425-million, largely attributable to cash provided by operating activities.

Consolidated inventories have increased by $79-million compared to the prior year. The majority of this increase is comprised of an additional 175-thousand tonnes of ammonia inventory resulting from the late harvest and early winter in Western Canada and the Northern Plains. Lower application rates in the fall 2004 season should result in strong application demand in the 2005 spring season.

Other liabilities are up largely due to shutdown costs accrued for the intended closure of the Kenai, Alaska nitrogen facility in November 2005.

BUSINESS SEGMENT PERFORMANCE

Retail
•	In the fourth quarter of 2004, we integrated our North and South America Retail segments into one Retail segment. The change was a reflection of organizational and operational changes that aligned and integrated our South America Retail segment with North America Retail.
•	Fourth quarter 2004 Retail EBIT was up $11-million over the same period last year. The increase is attributable to both growth in fertilizer sales prices and volumes.
•	Lower expenses relative to liability claims and accounts receivable write-offs also contributed to the EBIT increase.

North America Wholesale
•	Wholesale EBIT for the fourth quarter of 2004 was $140-million, up $313-million from a negative EBIT of $173-million for the same period last year. Excluding Kenai related items from both years, Wholesale EBIT for the fourth quarter was $95-million in 2004 and $62-million in 2003.
•	Gross profit in the fourth quarter of 2004 was up by $41-million over the same quarter last year, with increased margin per tonne in every product category. In the quarter, Potash experienced the largest increase in gross profit of $17-million, primarily due to higher prices. The growth in Potash earnings is a reflection of continued tight supply/demand balance, both internationally and in North America.

Phosphate gross margins were up $11-million due to higher prices for Monoammonium Phosphate (MAP) driven by higher ammonia prices. Total nitrogen increase in gross profit of $13-million was largely attributed to a $21-million growth in urea gross profit, a reflection of tight supply/demand fundamentals both internationally and in North America. This was partially offset by a $13-million decrease in ammonia gross profit comprised of lower demand due to poor weather conditions in North America and increased cost of product attributable to higher gas costs.
•	Expenses (income) in the fourth quarter of 2004 include $45-million of Kenai related income, comprised of liquidated damages from the Arbitration Panel award and a gain from the settlement of litigation. The prior year fourth quarter includes a Kenai asset impairment pre-tax expense of $235-million. Excluding these Kenai related items from both years, expenses (income) for Wholesale were up by $8-million in the fourth quarter of 2004 compared to the same period of 2003, largely relating to Kenai Earn-out accrued prior to our settlement with Unocal in December, 2004.

South America Wholesale
•	Wholesale EBIT was $23-million and gross profit was $28-million for the fourth quarter in 2004, up $7-million and $6-million respectively from the same period last year. The increase is primarily attributable to higher urea international prices which impacted both domestic and export selling prices, consistent with tightened supply/demand balance.

Other
•	EBIT for our Other non-operating business segment for the fourth quarter of 2004 was up $5-million over the same period last year. This increase is largely related to foreign exchange gains on the translation of U.S. dollar working capital in our Canadian parent company.

SELECTED QUARTERLY INFORMATION
(Unaudited, in millions of U.S. dollars, except per share information)

	2004				2003
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net sales	720	672	1,011	435	637	561	929	372
Gross Profit	254	231	283	142	204	172	252	111
Net earnings (loss)	102	87	75	12	(109)	25	69	(6)
Earnings (loss) per share
-basic	0.76	0.65	0.56	0.07	(0.89)	0.18	0.53	(0.07)
-diluted	0.71	0.60	0.52	0.07	(0.89)	0.17	0.47	(0.07)

The fertilizer business is seasonal in nature. Consequently, quarter-to-quarter results are not directly comparable.

NON-GAAP MEASURES

In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share, we make reference to EBIT (earnings before interest expense and income taxes) and EBITDA (earnings before interest expense, income taxes, depreciation, amortization and asset impairment). We consider EBIT and EBITDA to be useful measures of performance because income tax jurisdictions and business segments are not synonymous, and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business segments on a basis that is meaningful for comparison with other companies. EBIT and EBITDA measures are also used extensively in the covenants relating to our financing arrangements.

EBIT and EBITDA are not recognized measures under GAAP, and our method of calculation may not be comparable to other companies. EBIT should therefore not be used as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of our performance. Similarly, EBITDA should not be used as an alternative to cash provided by (used in) operating activities as determined in accordance with GAAP.

KEY RISKS AND UNCERTAINTIES

Looking Forward to the First Half of 2005

As Agrium looks forward to the First Half of 2005, there are a number of factors that may positively impact our future results:
•	In 2004, above average Canadian grain production and record U.S. corn and soybean production increased soil nutrient removal and boosted U.S. farm income to record high levels.
•	Western Canadian moisture conditions are significantly improved compared to this time last year. In addition, fall application in Western Canada and several regions of the U.S. was cut short in 2004 as a result of weather-related constraints. These factors should support strong nutrient demand during the upcoming spring season.
•	North American potash inventories are down as of December 2004 compared to December 2003. For urea, the pace of offshore imports has significantly lagged behind last year, while producer inventories remain similar on a year-over-year basis.
•	The Chinese government has announced the elimination of the 11 percent Value Added Tax rebate on Chinese urea exports and imposed the equivalent of a $31.50 per tonne tax on Chinese exports effective January 1, 2005. Both measures should limit Chinese urea exports.
•	The recent finding of Asian rust in the U.S. could support more corn and cotton acreage at the expense of soybeans. This would be positive for fertilizer use, especially nitrogen. Asian rust also has the potential to increase chemical application on soybeans, which would be positive for chemical revenues in our U.S.-based retail operations.

Offsetting these positive indicators are some negative factors that may adversely impact future results:

•	North American crop prices are lower than last year at this time due to the significant increase in global and U.S. grain and oilseed production during 2004. Despite this increased production, global grain stocks remain well below historical levels.
•	International ammonia prices declined in January 2005 in part due to a build up of supplies in key exporting regions.
•	North American producer inventories of phosphate and ammonia were higher as of December 2004 compared to December 2003.
•	High and volatile North American natural gas prices could negatively impact North America Wholesale’s margins.
•	The Canadian dollar remains strong relative to the U.S. dollar, which negatively impacts Agrium’s Canadian dollar-denominated costs.

OTHER

Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North and South America. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.

Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the management discussion and analysis section of the Corporation’s most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, weather conditions, the future supply, demand, price level and volatility of natural gas, future prices of nitrogen, phosphate and potash, the differential pricing of natural gas in various markets, the future gas prices and availability at Kenai, the exchange rates for U.S., Canadian, Argentine, and Chilean currencies, South American government policy, South American domestic fertilizer consumption, future fertilizer inventory levels, future nitrogen, potassium and phosphate consumption in North America, future crop prices, future levels of nitrogen imports into North America and future additional fertilizer capacity and operating rates. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.